UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#300, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in registration statements of SNDL Inc. (the “Registrant”) on Form F-3 (File No. 333-253169 and File No. 333-253813) and Form S-8 (File No. 333-233156, File No. 333-262233, and File No. 333-267510) (collectively, the “Registration Statements”) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In addition, the following reports on Form 6-K or exhibits thereto, as applicable, shall be deemed to be incorporated by reference in the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished:

a.	Report on Form 6-K filed on January 6, 2022;
b.	Report on Form 6-K filed on February 8, 2022;
c.	Report on Form 6-K filed on March 31, 2022;
d.	Report on Form 6-K filed on April 21, 2022; and
e.	Report on Form 6-K filed on May 16, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.
Date: December 15, 2022	By:	/s/ Jim Keough
	Name:	Jim Keough
	Title:	Chief Financial Officer